Schedule B

Transactions in Class A Shares

The following table lists all transactions completed by Tether Investments S.A. de C.V. in the Class A Shares since the Reporting Persons' most recent filing on November 10, 2025, which were all completed through open market purchases:

Date	Shares Sold	Price
November 17, 2025	135	10.1500
November 18, 2025	45,879	10.1500
November 19, 2025	348,420	9.9977
November 19, 2025	940,197	10.1175
November 20, 2025	13,789	10.1370
November 21, 2025	12,500	9.6994
November 21, 2025	141,235	9.7866
November 21, 2025	385,376	9.9294